SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 5

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

CYBERDEFENDER CORPORATION
(Name of Subject Company (Issuer))

Warrants to Purchase Common Stock, No Par Value
(Title of Class of Securities)

23248L 107
(CUSIP Number of Class of Securities (Underlying Common Stock))

Gary Guseinov
Chief Executive Officer
CyberDefender Corporation
617 West 7th Street, Suite 401
Los Angeles, California 90017
(213) 689-8631
(Name, Address, and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

With copies to:

Kevin Friedmann, Esq.
Richardson & Patel LLP
152 West 57th Street, 4th Floor
New York, New York 10019
Telephone:  (212) 561-5559
Facsimile:  (917) 591-6898

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing fee*
$3,821,310.70	$213.23
*The amount of the filing fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $213.23
Form or Registration No.:  005-84253
Filing Party:  CyberDefender Corporation
Date Filed:  June 29, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO initially filed pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on June 29, 2009 (and as subsequently amended on July 16, 2009, July 24, 2009, July 28, 2009 and August 14, 2009) by CyberDefender Corporation (“CyberDefender” or the “Company”) in connection with the Company's offer to amend certain outstanding warrants for the purchase of shares of the Company’s Common Stock, no par value per share, upon the terms and subject to the conditions set forth in the Offer to Amend Certain Outstanding Warrants dated June 29, 2009, as amended on July 28, 2009.

Item 4.                     Terms of the Transaction

Item 4 of Schedule TO is hereby amended and supplemented by inserting at the end thereof the following information.  Capitalized terms have the meanings set forth in Exhibit (a)(1)(C).

The Offer expired at 9:00 p.m., Pacific Time, on Monday, August 17, 2009.  Fifty-two Warrant Holders took advantage of the Offer and exercised Warrants to purchase 1,838,952 shares of our Common Stock which resulted in net proceeds to the Company of $2,008,180 after the payment of offering costs of $72,836.  The Warrants were validly tendered and not withdrawn prior to the expiration of the Offer.  The exercise prices of the Warrants ranged from $1.00 per share to $1.25 per share.  On August 18, 2009, we issued a press release announcing the results of the Offer.  A copy of this press release is filed as Exhibit (a)(1)(K) to the Schedule TO and is incorporated herein by reference.

Item 12.                      Exhibits

Item 12 of Schedule TO is hereby amended to add the following exhibit.

(a)(1)(K)                      Press Release dated August 18, 2009

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 18, 2009	CyberDefender Corporation

	By:	/s/ Kevin Harris
Kevin Harris, Chief Financial Officer